     FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
	X	Schedule B and C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	Miranda Gold Corp. (Formerly Miranda Diamond Corp.)

ISSUER ADDRESS	Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6

ISSUER TELEPHONE NUMBER	(604) 689-1659

CONTACT PERSON	Dennis Higgs

CONTACT’S POSITION	President

CONTACT TELEPHONE NUMBER	(604) 689-1659

CONTACT EMAIL ADDRESS	mad@senategroup.com

WEBSITE ADDRESS	mirandagold.com

FOR QUARTER ENDED	November 30, 2003

DATE OF REPORT	January 20, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Aileen Lloyd	“Aileen Lloyd”	2004/01/28
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED
(YY/MM/DD)

Dennis Higgs	“Dennis Higgs”	2004/01/28
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED
(YY/MM/DD)

MIRANDA GOLD CORP.

QUARTERLY REPORT

NOVEMBER 30, 2003

Schedule A: Financial Information

See attached financial statements

Schedule B: Supplementary Information

1.	Analysis of Expenses and Deferred Costs

	a)	Exploration expenditures for the three months ended November 30, 2003

		Secret Basin Property, Nevada

		Balance, August 31, 2003	$201,433

		Expenditures during the three months ended November 30, 2003	-

		Balance, November 30, 2003	$201,433

		Otish Mountains, Quebec

		Balance, August 31, 2003	$26,582

		Expenditures during the three months ended November 30, 2003
		Filing fees	632
		Professional fees	2,400
		Reports	19,349
		Write off on abandonment	(16,297)
		Option payments received	(32,666)

		Balance, November 30, 2003	$-

		Hercules Property and Imperial Mine Property, Nevada

		Balance, August 31, 2003	$71,600

		Expenditures during the three months ended November 30, 2003
		Filing fees	3,212
		Finders fee	1,057
		Professional fees	3,939
		Office and field supplies	65
		Bond payment	12,954

		Balance, November 30, 2003	$92,827

MIRANDA GOLD CORP.

QUARTERLY REPORT

NOVEMBER 30, 2003

Schedule B: Supplementary Information (Continued)

a)	Exploration expenditures for the three months ended November 30, 2003 (Continued) Blackrock Property, Cold Springs Property, Troy Property, and Redlich Property, Nevada

	Balance, August 31, 2003	$81,885

	Expenditures during the three months ended November 30, 2003
	Professional fees	11,155
	Office and field supplies	1,010
	Write off on abandonment	(42,701)

	Balance, November 30, 2003	$51,349

b)	Office rent, secretarial and sundry for the three months ended November 30, 2003

Office rent	$7,500
Secretarial and office services	22,000
Office supplies, courier and sundry	2,729

$32,229

2.	Related Party Transactions See Note 9 to the attached financial statements for details of related party transactions.

3.	a)	Securities issued during the period ended November 30, 2003

Date Of	Type Of	Number Of	Issue	Total	Type Of	Commission
Issue	Security	Shares	Price	Proceeds	Consideration	Paid

Nov. 7/03	Common	3,079,875	$0.15	$450,000	Cash	$-
Nov. 14/03	Common	75,000	$0.12	$9,000	Cash	$-
Nov. 14/03	Common	60,000	$0.27	$16,200	Cash	$-
Nov. 18/03	Common	10,000	$0.14	$1,400	Cash	$-
Nov. 18/03	Common	26,000	$0.12	$3,120	Cash	$-
Nov. 19/03	Common	65,000	$0.27	$17,550	Cash	$-
Nov. 24/03	Common	25,000	$0.27	$6,750	Cash	$-
Nov. 24/03	Common	10,000	$0.14	$1,400	Cash	$-
Nov. 25/03	Common	20,000	$0.12	$2,400	Cash	$-
Nov. 27/03	Common	10,000	$0.30	$3,000	Cash	$-

MIRANDA GOLD CORP.

QUARTERLY REPORT

NOVEMBER 30, 2003

Schedule B: Supplementary Information (Continued)

3.	b)	Options granted during the period ended November 30, 2003

Date	Number		Exercise	Expiry
Granted	Of Shares	Optionee	Price	Date

Nov. 7/03	250,000	Ken Cunningham	$0.23	Nov. 7/08

4.	a)	Authorized Capital - 100,000,000 common shares without par value Issued Capital - 13,681,635 common shares for total consideration of $5,582,689

	b)	Options and warrants outstanding

See Note 6(d) and 6(e) to the attached financial statements.

	c)	There are no shares held in escrow or subject to pooling agreement.

5.	List of Directors:

Dennis Higgs John McCutcheon Aileen Lloyd Steve Ristorcelli Kenneth Cunningham

6.	List of Officers:

Dennis Higgs – President
Steve Ristorcelli – Secretary
Kenneth Cunningham – President, Miranda U.S.A., Inc.
Joe Hebert – Vice President Exploration, Miranda U.S.A., Inc.
Clive de Larrabeiti – Vice President, Corporate Finance

Schedule C: Management Discussion and Analysis

Description of Business

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company has varying interests in a number of mineral properties located in Nevada. The Company’s primary focus since 1995 has been on gold exploration in Nevada and Mexico. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Nevada

Miranda Gold Corp. has several gold exploration projects in various stages of exploration and development in Nevada. These projects include the Hercules project located in Lyon County, the Redlich and Imperial Mine projects located in Esmeralda County, the Troy Canyon project located in Nye County, the Mineral County project located in Mineral County, and the Red Canyon, Fuse and JDW projects located in Eureka County.

Hercules and Imperial Mine Projects

By an agreement dated September 27, 2002, the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Hercules property and the Imperial Mine Property, subject to a 3% net smelter return royalty (“NSR”), of which 2% can be purchased, leaving a 1% NSR on each property.

The total acquisition price for the two properties is payable over five years and comprises 450,000 warrants and US $180,000. The warrants allow the vendor the right to purchase common shares of the Company at prices ranging from Cdn. $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

The following descriptions of the Company’s Hercules, and Imperial properties in Nevada are from the 43-101 Summary Reports by Geoffrey Goodall, P.Geo., of Global Geological Consultants Ltd.

Hercules Project

The Hercules property is located in southern Lyon County, Nevada approximately 40 kilometres south of Reno. The property is comprised of 40 mineral claims at the northern end of the Pine Nut Mountains in west-central Nevada.

Although there are no official records of production from early turn of the century mining efforts, the Hercules Mine, located on the property, is estimated to have produced 5,000 ounces of gold and 20,000 ounces of silver from quartz veins. Recent exploration on the property from 1985 to 1997 includes 166 reverse circulation holes and 10 core holes totalling 33,925 feet targeted towards shallow, bulk tonnage gold mineralization. Systematic exploration for deep, high-grade vein systems similar to the Comstock Lode has not been undertaken on the Hercules property.

The Hercules prospect represents a relatively unexplored epithermal gold-silver mineralized system with direct analogies to the historic Comstock Lode deposit located 15 kilometres north. Past drilling has indicated that significant gold mineralization is associated with intense quartz-adularia alteration of the host volcanic rock and quartz veins. The potential for discovery of a thicker sequence of mineralized veins deeper within the epithermal envelope is considered very good. It is recommended to drill test the mineralized structures at depth in an effort to identify a deep-seated mineralized deposit.

Exploration

Prior to filing for drill permits, Miranda completed a detailed mapping and sampling program on the Hercules project.

A review of the geological and geochemical data previously collected from the property indicates that there are at least ten zones of quartz veins emplaced within en echelon fault systems. Alteration and geochemistry is consistent with a high level, low sulphidation, volcanic hosted gold mineralized epithermal system. Several of the fault systems have been traced along strike for up to 1,000 metres and vary in width from three to 50 metres. The overall size and intensity of the alteration and mineralization is indicative of a large epithermal system that developed over a period of time.

It is concluded that the Hercules property hosts several zones of gold mineralization that are relatively under explored. Previous operators have assessed the near surface potential of the property with reasonable success. The potential to outline a near surface zone of gold mineralization is considered excellent. Potential also exists for the identification of structurally hosted gold mineralization at depth along the fault systems.

Subsequent to the quarter end drill permits have been approved for the Hercules property.

Imperial Mine Property

The Imperial property is located in Esmeralda County, Nevada, approximately 60 kilometres southwest of the historic mining town of Tonopah.

A limited amount of gold was produced from the Imperial mine in the 1920s. Between 1955 and 2001 claims over the Imperial Mine were held by one individual with little known exploration being conducted. This property was recently consolidated with the Lida claims to form the current Imperial property optioned by Miranda. Previous exploration has identified significant gold mineralization associated with narrow jasperoid bodies intermittently exposed on surface and underground over a 2.8 kilometer strike length. Limited drilling totaling 48 shallow holes was conducted over a relatively small area of the Lida claims. Results of this drilling outlined a 200 square metre area of gold mineralization amenable to cyanide leach.

Minimal exploration has been undertaken on the Imperial property for Carlin type mineralization and there has been no systematic exploration for gold mineralization at depth. A sedimentary horizon with anomalous concentrations of gold and pathfinder elements remains under explored providing an opportunity for further exploration.

Exploration

The Imperial property has a history of exploration dating to the 1920s. Between 2,000 and 3,000 ounces of gold were recovered from the Imperial Mine in the 1930s. Recent exploration for bulk tonnage mineralization began in the early 1980s and included trenching, sampling and approximately 8,700 feet of shallow drilling in 48 holes. Metallurgical test work conducted on two drill hole composite samples indicates that mineralized rock is amenable to cyanide leaching with gold recoveries of between 63.3 and 89.3 per cent.

Miranda has compiled and reviewed all available data on the Imperial project and much of the data was digitized. Drill hole locations were spotted and during this quarter Miranda received a drill permit for the Imperial project.

During this quarter drill permits were approved for the Imperial Mine Property.

Blackrock, Cold Springs, Troy and Redlich Properties

By an agreement dated January 23, 2003 and subsequent amendments, the Company has an option to acquire a 100% right, title and interest in four gold projects in Nevada: the Blackrock project in Lyon County, the Cold Springs project in Churchill County, the Troy property in Nye County and the Redlich Property in Esmeralda County, subject to a 3% net smelter return royalty. Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for two million dollars U.S.

However, subsequent to the quarter end, the Company terminated its interest in the Blackrock and Cold Springs projects as it was determined that these projects no longer fit the Company’s current exploration strategy.

The total acquisition price for the two remaining properties is payable over five years and comprises 205,000 warrants and $80,000 (U.S.). The warrants allow the vendor the right to purchase common shares of Miranda Gold Corp. at prices ranging from $0.40 to $0.55 (Cdn) and are exercisable for a period of two years from their date of issue. The consideration and work commitments are prorated to allow for the termination of any of the individual properties.

The Company also has a combined total work commitment on these two properties of $195,000 (U.S.) over the five years, with a total commitment of $22,500 (U.S.) over each of the first two years.

Troy

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historical gold production of approximately 2000 tons at .35 oz Au/t has taken place. The quartz body identified on this property is 1,200 feet long, open-ended at depth at over 600 feet, and has a width ranging from 20 to 70 feet. This presents a large target for drilling. Limited exploration work has taken place in the past and ore grade samples have been recovered (samples up to 1.67 oz Au/t). This property has the potential for a high-grade gold deposit and has never been drilled.

Exploration

The Company has not performed any exploration work on this project.

Redlich Property

The Redlich project is located in Esmeralda County along the northwest-southeast trending Walker Lane structural corridor. The Redlich prospect is an upper level, low-sulfidation, adularia-sericite, epithermal system with a similar geologic setting as that at the Midway project near Tonopah, Nevada. Boulders and cobbles of high-grade, well-banded quartz vein material have been discovered in surface exposures of Tertiary gravels. These fragments of mineralized epithermal veins on surface assay up to 4 ounces of gold per ton and 20 ounces of silver per ton. The banded quartz is found over an area of approximately 100 acres (40 hectares).

Several companies have explored the Redlich project area including Inspiration Development, FMC Gold and the Cordilleran Nevada syndicate. Previous drilling has encountered mineralized intervals grading between 0.07 to .59 oz Au/t in quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization were encountered in the drilling, four of which are hosted by quartzite breccia and intrusive diorite. This is highly suggestive of the occurrence of a large tonnage, intrusive-related, disseminated gold deposit.

The Redlich project area has the potential to discover both high-grade banded quartz veins or large-tonnage disseminated and intrusive-hosted mineralization.

Exploration

To facilitate an assessment of the Redlich Prospect’s potential, a compilation and review of all available data was undertaken. Much of the data has been digitized and includes locations, descriptions and assay results for approximately 300 rock chip samples taken in the Redlich vicinity by FMC Gold Co. and another 200 taken by Cordex Exploration Co.

The Company has now staked an additional 18 claims at the Redlich project, Esmeralda County, Nevada.

Red Canyon Project

Miranda has signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda has paid $26,200 upon signing of the formal agreement and will issue 75,000 warrants at $0.37 upon Exchange approval The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from their date of issue. Miranda will pay annual advance royalty payments totaling $600,000 through years one through ten.

The Red Canyon property is subject to a net smelter return royalty (“NSR”) of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 - $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy 2 percentage points of the NSR for $1 million per percentage point.

The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The property lies in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 20 miles south of Placer Dome’s newly announced Cortez Hills discovery. The property is situated directly on trend between Tonkin Springs and the Gold Bar deposits.

Exploration

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 29 meters of 4.0 g gold/t (95 feet of 0.12 opt) from 6 to 35 meters (20-115 feet). The highest-grade drill sample over a 5-foot interval is 10.8 g gold/t (0.32 opt).

Mineralization is controlled by northwest and northeast trending high-angle faults. Alteration is extensive and widespread at Red Canyon. It consists of silicification, brecciation, decalcification and argillization. Lower plate carbonate rocks are exposed in the center and east flank of the property. Elsewhere on the property, Ordovician upper plate siliciclastic rocks, Tertiary volcanic rocks and Quaternary gravel overlie the carbonates. Oxidation was observed at the bottom of a

2500-foot Kennecott hole, confirming the strength of the hydrothermal system that effected this area. Anomalous mercury, antimony, arsenic and barium occur in altered rocks.

The Red Canyon Property represents an outstanding exploration play for a carbonate and/or structurally-hosted gold deposit in the Cortez Trend. The recent Cortez Hills discovery demonstrates that major gold deposits remain to be found in this belt. At Red Canyon, the majority of holes drilled in the past were less than 160 meters deep. Numerous lower plate carbonate host formations occur at depth and have not been tested by drilling. In addition, most holes were drilled vertically and did not adequately test the numerous structures present on the property.

Mineral County Project

The Company signed an option to acquire a 100% interest in a gold exploration project located in Mineral County, Nevada. The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and $177,500 (U.S.). A total of 7,500 (U.S.) has been paid with no further payments due to the vendors until the earlier of drill permits being issued or two years, whichever occurs first. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at prices ranging from $0.25 to $0.50 (Cdn) and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty (“NSR”), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for $1,000,000 US for each 1% of the NSR purchased.

The project has the potential for the discovery of high-grade underground quartz-adularia-style veins as well as bulk tonnage stockwork deposits.

Fuse and JDW Properties

Subsequent to the quarter end the Company announced that it has staked two claim blocks called the “Fuse” property and the “JDW” property in Pine Valley, Eureka County, Nevada.

The Fuse property is comprised of 148 unpatented lode mining claims covering approximately 4.6 square miles. These claims lie adjacent to the Powder Keg claims that were recently staked by Idaho Resources and the BOC claims that are undergoing exploration by the Cortez Joint Venture. The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture’s ET Blue Project.

Both the Fuse and JDW claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock at both sites is relatively shallow. Several prominent structural features are also expressed in the gravity data. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

Exploration

During the past 18 months, the Horse Canyon Valley-Pine Valley area has been the site of a staking rush. Placer Dome, the Cortez Joint Venture, Idaho Resources, and Nevada North Resources have staked in excess of 2,200 lode mining claims. All of the Idaho Resource claims have been leased to either Placer Dome or the Cortez Joint Venture. The Nevada North properties are under lease to Newcrest Resources. Almost all of the Horse Canyon Valley-Pine Valley has been claimed. The Fuse and JDW claims represent some of the last remaining shallow targets where underlying bedrock is likely lower-plate carbonates.

The Fuse and JDW properties represent outstanding exploration plays with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area represents a geologic setting similar to Crescent Valley which hosts the Pipeline-Cortez mine complexes. The recent discovery of the +5.5 million ounce deposit at Cortez Hills demonstrates that major gold deposits remain to be found in the southern extension of the Crescent Valley mineralized belt.

Secret Basin Project

The Company has a 100% interest in ten claims comprising the Secret Basin Project located in Nye County, Nevada. These claims were originally acquired in 1997 and in order to acquire a 100% interest, the Company paid US $5,000, issued 2,000 shares and covered the cost of staking the property. To keep its interest in the project, the Company must issue an additional 12,000 common shares upon the project reaching certain milestones, including positive pre-feasibility and feasibility. There is no royalty on the project.

The Company’s Secret Basin project in Nevada is joint ventured with Braden Technologies Inc. (“Braden”), a public junior exploration company whose shares are quoted on the OTC Bulletin Board in the U.S. Under the joint venture agreement, Braden is required to expend exploration expenses on the Secret Basin project. Under an amended agreement dated December 31, 2003, the Company must incur exploration expenditures of US $10,000 by April 30, 2004 and incur exploration expenditures of US $250,000 by June 30, 2004.

Exploration

To date the Company’s joint venture partner has not incurred exploration expenditures of $10,000 US as per the mineral property option agreement.

Description of Operations and Financial Condition

The Company does not have a producing mineral property and has no sources of revenue other than interest income. The activities of the Company can be seen as steadily increasing during this past year with the acquisition of several gold projects.

For the quarter ended November 30, 2003 the Company incurred a loss of $189,506 compared to a loss of $71,907 for the quarter ended November 30, 2002. During this quarter the Company abandoned and wrote off two of its mineral properties as these projects no longer fit the Company’s current exploration strategy.

As at November 30, 2003, the Company had a working capital of $706,698 compared to a working capital of $299,904 as of August 31, 2003. During this quarter the Company closed a private placement of 3,000,000 units at $0.15 for gross proceeds of $450,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.20 to November 6, 2005.

Total administrative expenses including amortization, corporate financial services, investor relations, management fees, stock-based compensation, transfer agent fees, office rent, telephone, and supplies for the quarter ended November 30, 2003 was $105,338 compared to $72,395 for the three month period ended November 30, 2002. Office rent, telephone, and secretarial was $32,229 for the three month period ending November 30, 2003 compared to $37,616 for the three month period ending August 31, 2003.

Since incorporation, the Company has been engaged in the acquisition, exploration and development of mineral properties. The Company’s various properties are currently at the exploration stage. As a result, the Company has no source of operating cash flow and is reliant upon capital markets to obtain the funds required by it for its operations. The successful development of a mine by the Company would require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available for this purpose in the future. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and any subsequent development of the Company’s properties or the possible partial or total loss of the Company’s interest in such properties.

Liquidity and Solvency

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.

During this quarter the Company closed its private placement of 3,000,000 units at $0.15 for gross proceeds of $450,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.20 to November 6, 2005.

During this quarter the Company announced a private placement of 1,250,000 units @ $0.17 for gross proceeds of $212,500. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share @$0.23 to December 7, 2005. Subsequent to the quarter end the Company closed this private placement.

Also, during this quarter the Company announced a private placement of 400,000 units @0.30 for gross proceeds of $120,000. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share @ $0.40 to December 11, 2005. Subsequent to the quarter end the Company closed this private placement.

Since its inception, the Company has been dependent on investment capital as its primary source of funding. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means. The Company will need to raise additional capital in order to continue with the exploration and development of its mineral properties and administrative expenditures. The Company could also consider joint venturing or selling some portion of its properties to cover its obligations.

The Company’s cash position at November 30, 2003 was $660,187 compared to $289,750 at August 31, 2003.

The Company recorded a net loss for the quarter ended November 30, 2003 of $189,506 compared to $71,907 for the quarter ended November, 2002. The Company abandoned and wrotw off two of its mineral properties during this quarter.

The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its properties until the Company develops a cash flow from operations.

Discussion of Expenditures for the Period

General and administrative expenses were $105,338 during this quarter, an increase of $32,943 over the same period last year. The increase in expenses was primarily in the area of Investor relations and travel and business promotion.

Travel and business promotion increased as a result of participating in the international gold shows, and attending several meetings in Europe to present the Company’s portfolio of mineral properties.

Investor relations activity costs consisted of the updating of its website, and the Company has engaged two research firms in Germany to act as its designated German research partners over the next year. The Company expects to continue with its shareholder awareness initiatives throughout this fiscal year.

The Company maintains a website www.mirandagold.com.

Exploration expenditures

For the three month period ending November 30, 2003 the Company incurred deferred exploration expenses of $55,773. The Company wrote off the costs associated with the Blackrock and Cold Springs properties totaling $42,701. The Company received net proceeds of $55,100 from the sale of its Otish Mountain diamond properties as well as receiving 1,250,000 shares of Otish Mountain Diamond Corp. with a fair value of $1,750. The costs associated with the Otish properties was $66,945 thereby incurring a loss of $10,095 on the sale of these properties. The Company joint ventured 45% of its Lac Leran diamond property in consideration of $25,000 paid on signing; $20,000 to be paid by February 28, 2004; and 1,500,000 shares of Otish Mountain Diamond Corp. with a fair value of $86,250. The option payments received were offset against the costs associated with the acquisition and exploration of the Lac Leran property.

During this quarter the Company leased the Red Canyon property in Eureka County, Nevada. The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The Company has advanced funds of US $26,200 in respect of this acquisition.

During this quarter and in respect of the Company’s property acquisition agreement to acquire a 100% interest in two gold projects known as the Hercules and the Imperial Mine, the Company paid $16,000 US as per the mineral property option agreement and extended the deadline to March 18, 2004 for the incurrence of exploration expenditures of $75,000 US.

In respect of the Company’s gold project located in Mineral County the Company has paid US $7,500 with no further payments due to the vendors until the earlier of drill permits being issued or two years, whichever occurs first.

Subsequent Events

Subsequent to the quarter end, Joe Hebert, B.S. Geo., joined Miranda U.S.A., Inc., the Company’s wholly-owned U.S. subsidiary, as Vice President of Exploration. Mr. Hebert brings twenty-two years of experience from diversified mineral exploration and mining geology through to senior geologist and exploration management. Fifteen of these years have been focused in Nevada. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 5.5 million ounce Cortez Hills deposit and he directed all generative and acquisition efforts within the Cortez joint venture area of interest. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career.

The Company staked two claim blocks called the “Fuse” property and the “JDW” property in Pine Valley, Eureka County, Nevada.

The Fuse property is comprised of 148 unpatented lode mining claims covering approximately 4.6 square miles. These claims lie adjacent to the Powder Keg claims that were recently staked by Idaho Resources and the BOC claims that are undergoing exploration by the Cortez Joint Venture. The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture’s ET Blue Project.

Miranda will continue its commitment to increasing shareholders’ value and looks forward to keeping shareholders abreast of developments as the projects advance.

On behalf of the Board

“Dennis L. Higgs”

Dennis L. Higgs
President

MIRANDA GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the consolidated balance sheet of Miranda Gold Corp. as at November 30, 2003 and the consolidated statements of operations and deficit, and cash flows for the three month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	“Morgan & Company”

January 20, 2004	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEET
(Unaudited – see Notice to Reader)

	NOVEMBER 30	AUGUST 31
	2003	2003

ASSETS

Current
Cash and short term deposits	$660,187	$289,750
Accounts receivable	16,294	7,217
Prepaid expenses	34,151	27,241
	710,632	324,208

Investment (Note 3)	88,000	-
Capital Assets (Note 4)	9,326	10,082
Mineral Properties (Note 5)	174,214	311,047
Deferred Exploration Expenditures	345,609	381,500

	$1,327,781	$1,026,837

LIABILITIES

Current
Accounts payable	$3,934	$24,304

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	5,582,689	5,071,869

Contributed Surplus	96,967	96,967

Deficit	(4,355,809)	(4,166,303)
	1,323,847	1,002,533

	$1,327,781	$1,026,837

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED
	NOVEMBER 30
	2003	2002

Expenses
Amortization	$756	$-
Corporate finance services	4,250	13,131
Interest and foreign exchange	4,820	-
Investor relations	18,059	-
Office rent, telephone, secretarial and sundry	32,229	32,870
Professional fees	2,415	3,809
Management fees	15,000	15,000
Property examination costs	-	3,199
Travel and business promotion	22,309	-
Transfer agent and regulatory fees	5,500	4,386
	105,338	72,395
Less: Interest income	(662)	(488)

Loss Before The Following	104,676	71,907

Loss On Sale Of Mineral Properties	10,095	-
Mineral Property Option Payments Received In Excess
Of Cost	(7,584)	-
Write Off Of Abandoned Mineral Properties And Related
Exploration Expenditures	82,319	-

Loss For The Period	189,506	71,907

Deficit, Beginning Of Period	4,166,303	3,653,577

Deficit, End Of Period	$4,355,809	$3,725,484

Basic And Diluted Loss Per Share	$0.02	$0.01

Weighted Average Number Of Shares Outstanding	9,358,848	5,139,562

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED
	NOVEMBER 30
	2003	2002

Cash Flows From Operating Activities
Loss for the period	$(189,506)	$(71,907)
Add (Deduct): Non-cash items:
Amortization	756	-
Loss on sale of mineral properties	10,095	-
Mineral property option payments received in excess of
costs	(7,584)	-
Write off of abandoned mineral properties and related
exploration expenditures	82,319	-
	(103,920)	(71,907)
Change In non-cash working capital items:
Accounts receivable	(9,077)	(346)
Prepaid expenses	(6,910)	-
Accounts payable	(20,370)	(7,514)
	(140,277)	(79,767)

Cash Flows From Investing Activities
Mineral property option payments received	25,000	-
Proceeds on sale of mineral properties	55,100	(49,255)
Exploration expenditures	(55,773)	(35,520)
Mineral properties	(24,433)	-
	(106)	(84,775)

Cash Flows From Financing Activity
Issue of share capital	510,820	27,000

Increase In Cash And Cash Equivalents	370,437	(137,542)

Cash And Cash Equivalents, Beginning Of Period	289,750	266,605

Cash And Cash Equivalents, End Of Period	$660,187	$129,063

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended November 30, 2003, the Company received 2,750,000 common shares of a private U.S. company with a fair value of $88,000 pursuant to mineral property sale and option agreements described in Note 5(b).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements of Miranda Gold Corp. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2003, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended August 31, 2003.

2.	a)

NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

	b)	SIGNIFICANT ACCOUNTING POLICIES

		i)	Consolidation These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its Mexican subsidiary, Minas Miranda S.A. de C.V.

ii)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		iii)	Capital Assets Capital assets are recorded at cost and are amortized using the declining balance method at a rate of 30% per annum.

iv)

Financial Instruments

The Company’s financial instruments consist of cash and short term deposits, accounts receivable, and accounts payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

v)

Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

vi)

Future Income Taxes

The Company has adopted CICA Handbook Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

vii)

Loss per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the “treasury stock method” in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		viii)	Foreign Currency Translation Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

			i)	monetary items at the rate prevailing at the balance sheet date;
			ii)	non-monetary items at the historical exchange rate;
			iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

ix)

Stock Based Compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash, other assets, or the issuance of equity instruments, granted on or after September 1, 2002, using the fair value based method.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

For all other non-cash stock-based employee compensation awards, the Company is permitted to use the intrinsic value based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of grant, but pro-forma disclosure of loss and loss per share as if the fair value method had been adopted. Consideration paid by employees upon the exercise of stock options is credited to share capital.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)

ix)

Stock Based Compensation (Continued)

Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

3.	INVESTMENT

		2003	2002

	2,750,000 common shares of Otish Mountain Diamond Corp., a
	private U.S. company	$88,000	$-

4.	CAPITAL ASSETS

		NOVEMBER 30			AUGUST 31
		2003			2003
			ACCUMULATED	NET	NET
				BOOK	BOOK
		COST	AMORTIZATION	VALUE	VALUE

	Computer equipment	$11,861	$2,535	$9,326	$10,082

5.	MINERAL PROPERTIES

		NOVEMBER 30	AUGUST 31
		2003	2003
a)	Secret Basin Property, Nevada

	The Company has acquired a 100% interest in the Secret
	Basin property located in Nye County, Nevada for U.S.
	$5,000 and the issuance of 10,000 shares. The Company
	will issue an additional 60,000 shares upon the project
	reaching certain development and exploration milestones
	including positive pre-feasibility and feasibility.	$18,400	$18,400

	Option payment received	(1,492)	(1,492)
		16,908	16,908

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2003	2003

	a)	Secret Basin Property, Nevada (Continued)

The Company has granted an option to acquire a 50%
interest in its Secret Basin, Nevada property for the
following consideration:

- cash payment of US$1,000;
- exploration expenditures totalling U.S. $250,000 by
June 30, 2004, US$10,000 of which must be
expended by April 30, 2004.

	b)	Otish Mountains, Quebec

The Company has acquired a 100% interest, subject to
certain net smelter return and gross overriding royalty
obligations, in nine mineral properties, comprising a total
of 766 mineral claims covering 96,957 acres, located in
the Otish Mountains region of Quebec. Consideration
payable for each property is as follows:

PROPERTY	CASH	SHARES

Lac Leran	$23,000	165,000 common shares
Lac Pigeon	$23,000	165,000 common shares
Lac Leran #2	$129	-
Lac Pigeon #2	$5,271	-
Lac Joubert	$4,341	-
Lac Orillat	$4,978	-
Lac Herve	$27,700	-
Lac Square Rock	$7,500	-
Lac Taffanel	$6,000	-

Total consideration paid	197,919	197,919
Option payments received	(121,648)	-
	76,271	197,919
In addition, an annual advance royalty payment of
$15,000 is payable under the Lac Leran and Lac Pigeon
property agreements.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				NOVEMBER 30	AUGUST 31
				2003	2003

b)

Otish Mountains, Quebec (Continued)

During the period ended November 30, 2003, the Company sold its 100% interest in the Lac Leran #2, Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel Properties for net proceeds of $55,100, 1,250,000 common shares of Otish Mountain Diamond Corp. (“OMDC”), and the retention of a 1% net smelter return and gross overriding royalty.

On November 4, 2003, the Company entered into a Letter of Intent on a joint venture proposal for the Lac Leran Property. The Company will option a 45% interest on the property to OMDC for consideration of:

		i)	$45,000 of which $25,000 is due upon signing the Letter of Intent (received), and $20,000 is due upon the earlier of receiving geological samples and reports or February 28, 2004;

		ii)	1,500,000 shares of OMDC (received)

c)

Hercules Project, Imperial Mine Property, and Gilman Property, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in the three mineral properties in Nevada. Consideration payable under the option agreement is as follows:

		i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.25 for two years. US$5,000 due upon signing the agreement and the balance payable within 90 days.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2003	2003

c)	Hercules Project, Imperial Mine Property, and Gilman
	Property, Nevada (Continued)

	ii)	On or before September 18, 2003, US$16,000 in
		cash, US$75,000 in exploration expenditures and
		warrants to purchase 50,000 shares at $0.25 for two
		years.

	iii)	On or before September 18, 2004, US$20,000 in
		cash, US$75,000 in exploration expenditures and
		warrants to purchase 50,000 shares at $0.25 for two
		years.

	iv)	On or before September 18, 2005, US$24,000 in
		cash, US$150,000 in exploration expenditures and
		warrants to purchase 75,000 shares at $0.30 for two
		years.

	v)	On or before September 18, 2006, US$40,000 in
		cash, US$150,000 in exploration expenditures and
		warrants to purchase 75,000 shares at $0.35 for two
		years.

	vi)	On or before September 18, 2007, US$60,000 in
		cash, US$200,000 in exploration expenditures and
		warrants to purchase 100,000 shares at $0.40 for two
		years.

	In addition, the Company has agreed to pay a finder’s fee
	consisting of warrants to purchase 50,000 shares at
	$0.25, 5% of the cash payments paid by the Company,
	and warrants to purchase 50,000 shares at $0.40 once a
	positive feasibility study has been produced for any one of
	the three properties in the agreement.

	During the year ended August 31, 2003, the Company
	terminated its option in the Gilman Property.

	Consideration paid to date		$70,957	$49,149
	Write down		(9,526)	(9,526)
			61,431	39,623

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			NOVEMBER 30	AUGUST 31
			2003	2003

d)	Blackrock Project, Cold Springs Project, Troy Project
and Redlich Project, Nevada

The Company has entered into an option agreement for
the acquisition of a 100% interest in the four mineral
properties in Nevada. Consideration payable under the
option agreement is as follows:

	i)	In connection with the signing of the agreement and
its acceptance by the TSX Venture Exchange,
US$20,000 in cash and warrants to purchase 100,000
shares at $0.40 for two years. US$5,000 payable due
upon signing the agreement and the balance payable
by April 23, 2003.

	ii)	On or before January 23, 2004, US$6,000 in cash,
US$22,500 in exploration expenditures and warrants
to purchase 15,000 shares at $0.40 for two years.

	iii)	On or before January 23, 2005, US$7,500 in cash,
US$22,500 in exploration expenditures and warrants
to purchase 15,000 shares at $0.40 for two years.

	iv)	On or before January 23, 2006, US$9,000 in cash,
US$45,000 in exploration expenditures and warrants
to purchase 22,500 shares at $0.45 for two years.

	v)	On or before January 23, 2007, US$15,000 in cash,
US$45,000 in exploration expenditures and warrants
to purchase 22,500 shares at $0.50 for two years.

	vi)	On or before January 23, 2008, US$22,500 in cash,
US$60,000 in exploration expenditures and warrants
to purchase 30,000 shares at $0.55 for two years.

During the period ended November 30, 2003, the
Company terminated its options in the Blackrock and
Cold Springs Projects.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				NOVEMBER 30	AUGUST 31
				2003	2003

	d)	Blackrock Project, Cold Springs Project, Troy Project
and Redlich Project, Nevada (Continued)

		Consideration paid to date		$56,597	$56,597
		Write down		(39,618)	-
				16,979	56,597

	e)	Kobeh Valley Prospect, Nevada

The Company has entered into an option agreement for
the acquisition of a 100% interest in a mineral property
in Nevada. Consideration payable under the option
agreement totalling US$47,500 is payable as follows:

		i)	US$5,000 on or before April 9, 2004
		ii)	US$5,000 on or before April 9, 2005
		iii)	US$7,500 on or before April 9, 2006
		iv)	US$10,000 on or before April 9, 2007
		v)	US$20,000 on or before April 9, 2008

During the year ended August 31, 2003, the Company
terminated its option in the Kobeh Valley Prospect.

		Consideration paid to date		-	-

	f)	Bald Peak Project, Nevada

The Company has entered into an option agreement for
the acquisition of a 100% interest in a mineral project in
Mineral County, Nevada. Consideration payable under
the option agreement is as follows:

		i)	In connection with signing the agreement, US$7,500
in cash, US$2,000 immediately, and US$5,500
within 15 days.

		ii)	Within 45 days of signing, warrants to purchase
25,000 shares at $0.25 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				NOVEMBER 30	AUGUST 31
				2003	2003

	f)	Bald Peak Project, Nevada (Continued)

		iii)	On or before the earlier of the drilling permit
approval date or November 19, 2005, US$10,000
in cash and warrants to purchase 25,000 shares at
$0.25 for two years.

		iv)	On or before one year from (iii) above, US$15,000
in cash and warrants to purchase 25,000 shares at
$0.30 for two years.

		v)	On or before two years from (iii) above,
US$25,000 in cash and warrants to purchase
25,000 shares at $0.35 for two years.

		vi)	On or before three years from (iii) above,
US$35,000 in cash and warrants to purchase
25,000 shares at $0.40 for two years.

		vii)	On or before four years from (iii) above,
US$50,000 in cash and warrants to purchase
50,000 shares at $0.45 for two years.

		viii)	On or before five years from (iii) above,
US$35,000 in cash and warrants to purchase
50,000 shares at $0.50 for two years.

		Consideration paid to date		2,625	-

				$174,214	$311,047

6.	SHARE CAPITAL

	a)	Authorized 100,000,000 common shares without par value

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

	b)	Issued and Outstanding

		NUMBER
		OF	CONSIDERATION
		SHARES

	Balance, August 31, 2002	5,121,760	$4,140,114

	Shares issued for cash pursuant to a private placement	135,000	27,000

	Balance, November 30, 2002	5,256,760	$4,167,114

	Balance, August 31, 2003	10,300,760	$5,071,869

	Shares issued for cash pursuant to a private placement	3,000,000	450,000
	Shares issued on exercise of options	20,000	2,800
	Shares issued on exercise of warrants	281,000	58,020
	Shares issued for commission pursuant to a private
	placement	79,875	-

	Balance, November 30, 2003	13,681,635	$5,582,689

c)

During the quarter ended November 30, 2003, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 per share to November 7, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

During the period ended November 30, 2002, the Company completed a private placement of 135,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.24 per share to November 8, 2004.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

	d)	Options Outstanding As at November 30, 2003, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

309,000	$0.14	December 14, 2006
240,000	$0.20	September 16, 2007
586,000	$0.27	June 18, 2008
250,000	$0.23	November 7, 2008

A summary of the changes in stock options for the period ended November 30, 2003 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	250,000	0.23
Exercised	(20,000)	(0.14)
Cancelled	(150,000)	(0.25)

Balance, November 30, 2003	1,385,000	$0.22

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

	e)	Share Purchase Warrants As at November 30, 2003, share purchase warrants were outstanding for the purchase of common shares as follows:

	NUMBER	PRICE
	OF	PER	EXPIRY
	SHARES	SHARE	DATE

	1,600,000	$0.12	January 7, 2004
	2,419,500	$0.27	July 11, 2004
	150,000	$0.25	October 16, 2004
	135,000	$0.24	November 8, 2004
	300,000	$0.26	January 20, 2005
	750,000	$0.28	February 18, 2005
	100,000	$0.40	March 13, 2005
	2,190,000	$0.30	April 8, 2005
	50,000	$0.25	September 18, 2005
	3,079,875	$0.20	November 7, 2005

7.	SPECIAL WARRANTS

		NUMBER OF
		WARRANTS	CONSIDERATION

	Balance, August 31, 2002 and November 30, 2002	1,472,500	$147,250

	Each special warrant entitled the holder to receive one unit, with each unit consisting of one common share and one non-transferable share purchase warrant entitling the holder to purchase an additional common share at $0.12 to January 7, 2004. During the year ended August 31, 2003, the remaining special warrants were converted to units.

8.

STOCK BASED COMPENSATION

The Company has elected to adopt the intrinsic value based method for employee awards according to the CICA Handbook Section 3870. Any consideration paid by the option holders to purchase shares is credited to share capital.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

8.	STOCK BASED COMPENSATION (Continued)

During the period ended November 30, 2003, the fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.25%; dividend yield 0%; volatility of 117%; and 3.0 years of expected lives (weighted average term to maturity). The weighted average fair value of options granted as of November 30, 2003 is $0.16.

Based on the computed option values and the number of options issued to employees and directors, had the Company recognized compensation expense, the following would have been its effect on the Company’s loss for the year and loss per share:

	Loss for the year (as reported)	$(107,187)
	Pro-forma	$(148,199)

	Basic loss per share (as reported)	$(0.01)
	Pro-forma	$(0.02)

9.	RELATED PARTY TRANSACTIONS

	a)	During the period, the Company paid $15,000 (2002 - $15,000) to a company controlled by a director for management of the Company’s affairs.

	b)	During the period, the Company paid $29,500 (2002 - $26,066) to companies controlled by directors for rent, telephone, secretarial and office services.

	c)	During the period, the Company incurred $Nil (2002 - $13,131) in corporate finance services with an officer of the Company.

	d)	The mineral properties described in Note 4(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

10.

INCOME TAXES

At August 31, 2003, for Canadian income tax purposes, the Company has approximately $23,000 of undeducted expenditures for tax purposes expiring through August 2007 relating primarily to share issue costs, cumulative Canadian exploration and development expenses of approximately $535,000, which can be carried forward indefinitely, and approximately $1,973,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

2004	$414,000
2005	341,000
2006	206,000
2007	134,000
2008	168,000
2009	279,000
2010	431,000

$1,973,000

At August 31, 2003, the Company also has non-capital loss carryforwards of approximately $578,000 which can be applied to reduce income earned in the United States which expire as follows:

2009	$2,000
2011	107,000
2017	212,000
2018	186,000
2020	39,000
2023	32,000

$578,000

The ability of the Company to use the losses that expire prior to 2023 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

10.

INCOME TAXES (Continued)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of August 31 are as follows:

	2003	2002

Non-capital loss carryforwards	$750,000	$756,000
Share issue costs	9,000	10,000
Resource deductions	203,000	179,000
Total future assets	962,000	945,000
Valuation allowance	(962,000)	(945,000)

Net future assets	$-	$-

A reconciliation of the Company’s effective income tax rate to the federal statutory rate follows:

	2003	2002

Tax at statutory rate	$(194,000)	$(112,000)
Amortization of share issue costs for tax and accounting	(3,000)	(2,000)
Effect on change in tax rate	38,000	88,000
Foreign earnings subject to different tax rates	12,000	-
Stock based compensation	21,000	-
Temporary difference for which no new tax benefit has
been recognized	126,000	26,000

	$-	$-

11.	SUBSEQUENT EVENTS Subsequent to November 30, 2003:

a)
The Company completed a private placement of 1,250,000 units at $0.17 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at a price of $0.23 per share for a period of two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOVEMBER 30, 2003
(Unaudited – see Notice to Reader)

11.	SUBSEQUENT EVENTS (Continued)

b)
The Company completed a private placement of 400,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share at $0.40 per share for a period of two years.

	c)	The Company granted 150,000 stock options with an exercise price of $0.35 per share to December 8, 2008 to an officer of the Company.

	d)	The Company issued 135,000 common shares on the exercise of stock options, and 1,837,500 common shares on the exercise of warrants.

e)
The Company has entered into a letter of intent for a mining lease on the Red Canyon Property in Nevada. In consideration for a twenty year lease on the property, the Company will pay $26,200 in cash and issue warrants to purchase 75,000 shares at $0.37 for two years.

	f)	The Company staked two claim blocks, the Fuse Property and the JDW Property, in Pine Valley, Eureka County, Nevada.